Exhibit 99.1

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2013 and 2014, and the related statements of income, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2014, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 14, 2015	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,120	$8,722
Investment in BioCancell (Note 4)	397	85
Other current assets	14	25

Total current assets	9,531	8,832

Property and equipment, net	-	88

Total assets	$9,531	$8,920

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES (Note 9a)	$128	$184

Total current liabilities	128	184

COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)

SHAREHOLDERS' EQUITY (Note 6):
Share capital -
Ordinary shares no par value - Authorized: 16,666,667 shares at December 31, 2013 and 2014; Issued: 10,345,912 at December 31, 2013 and 2014; Outstanding: 8,898,861 at December 31, 2013 and 2014.	-	-
Additional paid-in capital	146,711	146,721
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2013 and 2014	(1,065)	(1,065)
Accumulated deficit	(136,243)	(136,920)

Total shareholders' equity	9,403	8,736

Total liabilities and shareholders' equity	$9,531	$8,920

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2012	2013	2014

Operating costs and expenses:

Research and development	$40	$29	$89
General and administrative expenses	401	542	348
Consulting services (Note 8)	(41)	-	-

Operating loss	400	571	437
Financial incomes (expenses), net (Note 9b)	(158)	579	(240)

Income (loss) before taxes	(558)	8	(677)

Tax expenses	34	-	-

Net income (loss)	$(592)	$8	$(677)

Net loss per share:

Basic and diluted net loss per share	$(0.07)	$0.00	$(0.08)

Weighted average number of shares used in computing basic and diluted loss per share	8,649,048	8,747,776	8,832,385

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Net income (loss)	$(592)	$8	$(677)

Other comprehensive income (loss):
reclassification adjustments for gains on available-for-sale securities	4	-	-

Comprehensive income (loss)	$(588)	$8	$(677)

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional	Accumulated other			Total
	Ordinary shares		paid-in	comprehensive	Treasury	Accumulated	shareholders'
	Number	Amount	capital	income	shares	deficit	Equity

Balance at January 1, 2012	8,648,861	$-	$146,601	$4	$(1,065)	$(135,659)	$9,881

Issuance of shares (Note 6)	250,000	-	-	-	-	-	-
Stock based compensation	-	-	52	-	-	-	52
Comprehensive loss				(4)			(4)
Net loss	-	-	-	-	-	(592)	(592)

Balance at December 31, 2012	8,898,861	-	146,653	-	(1,065)	(136,251)	9,337

Stock based compensation	-	-	58	-	-	-	58
Net income	-	-	-	-	-	8	8

Balance at December 31, 2013	8,898,861	-	146,711	-	(1,065)	(136,243)	9,403

Stock based compensation	-		10	-	-		10
Net loss	-			-	-	(677)	(677)

Balance at December 31, 2014	8,898,861	-	$146,721	-	$(1,065)	$(136,920)	$8,736

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:

Net income (loss)	$(592)	$8	$(677)
Adjustments required to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of fixed assets	-	-	10
Stock based compensation	52	58	10
Decrease (increase) in other current assets	134	17	(11)
Increase (decrease) in current liabilities	(131)	(43)	56
Amortization of premium on marketable securities, net	19	-	-
Decrease (increase) in fair value of investment in BioCancell and gain/loss on sale of BioCancell securities	799	(574)	245
Fair value of shares received in connection with BioCancell investment related to consulting services	(29)	-	-

Net cash (used in) provided by operating activities	252	(534)	(367)

Cash flows from investing activities:

Proceeds from sale of available-for-sale marketable securities	2,250	-	-
Proceeds from sale of BioCancell securities	20	420	67
Purchase of fixed assets	-	-	(98)
Proceeds from maturity of BioCancell convertible note	2,000	-

Net cash provided by (used for) investing activities	4,270	420	(31)

(Decrease) increase in cash and cash equivalents	4,522	(114)	(398)
Cash and cash equivalents at the beginning of the year	4,712	9,234	9,120

Cash and cash equivalents at the end of the year	$9,234	$9,120	$8,722

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Supplemental disclosure of cash flows activities:

Cash transactions during the year for:

Taxes paid	$(117)	$-	$-

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel.

The Company's business activity is to support early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. The Company is currently engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies binding to cancer immune checkpoints.

The Company also has holdings in BioCancell Therapeutics, Inc. ("BioCancell") of which the significant majority was liquidated, see Note 4.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), followed consistently.

b.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company's management evaluates estimates, including those related to fair values of investment in BioCancell, fixed assets and fair values of stock-based awards. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

c.	Financial statements in U.S. dollars:

A substantial portion of the Company's cash flow transactions is incurred in dollars. Investing activities and equity transactions are made in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification ("ASC") No. 830. All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Investment:

The Company adopted ASC No. 825, "Financial Instruments" as of the date of the investment in BioCancell and elected to apply the fair value option to its investment. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB's measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option are included in financial income (expenses), net. Refer also Note 4.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated according to the estimated useful lives of the assets. The Company's Property and equipment includes Laboratory equipment, purchased during 2014. The estimated useful life of the assets is 3 years. Depreciation expenses amounts to $10 for the year ended December 31, 2014.

g.	Research and development expenses:

Research and development expenses include funding for early-stage biotechnology projects mainly performed by research facilities, and are charged to the statement of operations, as incurred.

h.	Income taxes:

The Company account for income taxes in accordance with ASC No. 740, "Income Taxes". This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it not is more likely than not that a portion or all of the deferred tax assets will be realized.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on ASC No. 740 a two-step approach is used to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. When necessary, The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

i.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation". ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. No options were granted during  2012 through  2014. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant.

j.	Fair value of financial instruments:

The Company measures its investment at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 2 - Other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

k.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC No. 260, "Earnings per Share".

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2012, 2013 and 2014, were 264,793, 86,246 and 66,667, respectively.

l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents.

Cash and cash equivalents are invested in major banks in Israel and the U.S., mainly in U.S. dollars. Such funds in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the institutions in which the Company invests and the financial institutions that hold the Company's investments are financially sound and, accordingly, low credit risk exists with respect to these investments.

In addition, with respect to the Company's investment in Biocancell, refer to Note 4.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

m.	Treasury shares:

The Company repurchases Ordinary shares on the open market which are held as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders' equity.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Recent Accounting Pronouncements:

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Disclosure should include the principal conditions or events that raise substantial doubt, management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, and management’s plans that are intended to mitigate those conditions or events. ASU 2014-15 will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-15 on its financial statements.

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its investment, (see also Note 4) at fair value.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

	As of December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Investment in BioCancell	$85	$-	$-	$85

	As of December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Investment in BioCancell	$397	$-	$-	$397

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVESTMENT IN BIOCANCELL

	December 31,
	2013	2014

Investment in BioCancell	$397	$85

In July 2008, the Company signed an agreement with BioCancell Therapeutics, Inc. ("BioCancell"), an Israel-based clinical-stage biopharmaceutical company, whose Common stock is listed on the Tel Aviv Stock Exchange. As part of the agreement, the Company provided funding to BioCancell, was entitled to appoint one member to BioCancell's board of directors and provided BioCancell with certain consulting services.

The initial investment included a purchase of 83,752 shares of Common stock of BioCancell  at a price per share in NIS equal to $ 5.97 ($ 500 in total), a convertible note due in July 2012 in the principal amount of $2,000, bearing interest at 10% per year and convertible into up to

346,439 shares of common stock with a conversion price per share in NIS equal to $7.16, and a five-year warrant expiring June 2013 to purchase from BioCancell up to 430,191 shares of Common stock at a price per share in NIS equal to $ 7.160 (following a private placement in 2012, the exercise price was adjusted, as further noted below.

In June 2013 the Company exercised the warrants pursuant to the cashless exercise feature of the warrants and received a total of 240,924 ordinary shares.

In July 2012, Tikcro's convertible note to BioCancell in the principal amount of $ 2,000 was repaid in full, including accrued interest, in the total amount of $ 2,480.

Up to December 31, 2012 the Company received 19,182 shares of Common stock of BioCancell  for consulting services provided by the Company to BioCancell, in the value of $ 29.

In addition, Tikcro was entitled to a "full ratchet" anti-dilution protection in cases Biocancell issues additional securities, under terms stipulated in the agreement. Following a private placement that BioCancell effected in January 2012, the full-ratchet anti-dilution adjustment provision was triggered, and as a result additional 102,598 shares of Common stock were issued to the Company for no additional consideration.

In July 2012, following another financing round of Biocancell, the full-ratchet anti-dilution adjustment provision was triggered again, and as a result an additional 29,972 shares of common stock were due to the Company for no additional consideration. The additional shares were issued in 2013, due pending certain Israeli regulatory approvals.

In November 2012, BioCancell held a financing round at a share price of NIS 0.42. BioCancell declined to affect the full-ratchet anti-dilution adjustment provision. The disagreement was resolved through an arbitration process in 2013 and additional 250,226 shares of common stock were due to the Company, though this issuance was not concluded since Biocancell claims that it is subject to a payment of an exercise price equal to $64, which is in dispute.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVESTMENT IN BIOCANCELL (Cont.)

The Company did not pay for any additional amounts and none of those shares were issued to the Company.
All the above per share data is presented, where applicable, after giving retroactive effect to a reverse stock split made in June 2013 in BioCancell shares in a ratio of 1 to 10 shares.

During 2013 and 2014, the Company sold 152,068 and 74,957 shares of Common stock of BioCancell for consideration of $ 420 and 67, respectively.

As a result of applying ASC No. 825, the Company has recorded the change in fair value of the investment as financial expense in the amount of $ 799 for the year ended December 31, 2012, financial income in the amount of $ 574 for the year ended December 31, 2013 and financial expense in the amount of $ 245 for the year ended December 31, 2014.

The Company undertook to pay a fee of 4% of the net realized profits from securities held in portfolio companies.

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

The Company, from time to time, has entered into indemnification agreements with several of its directors and officers, in which the Company undertakes to indemnify them, to the fullest extent permitted by law, for acts taken or omitted by them in their respective capacities as directors or officers of the Company. Pursuant to these agreements, the obligations of the Company remain in effect even after the termination of the directors and officers services to or employment with the Company.

b.	Litigation:

The Company is currently not party to any legal proceedings.

c.	Agreement with Yeda Research and Development Company Ltd ("Yeda"):

The Company, as part business activity is to support early stage development in the biotechnology area, signed in December 2014 an agreement with Yeda for the development by Yeda of new antibodies originating from specified research at the Weizmann Institute of Science addressing identified targets of cancer immune checkpoints. Under the agreement, the Company undertook a funding obligation of further research at the Weizmann Institute of Science for the development of certain antibodies selected and verified in pre-clinical trials which may have high selectivity and binding qualities towards cancer immune checkpoints. Further research and development will be required to promote such antibodies as therapeutic candidates for immune modulation in oncology. In consideration of the funding, the Company alone or through sub-licensees, will have the right to obtain the research results and to pursue development through commercialization. The license consideration due from the Company to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

b.	Stock option plans:

1.	Under the Company's stock option plan (as amended in December 2007) ("the Plan"), shares and options to purchase shares may be granted to employees, officers, consultants and directors of the Company.

2.
No options were granted or exercised during 2012 through 2014. In 2013, 66,667 options were forfeited. As of December 31, 2014, an aggregate of 1,891,356 Ordinary shares of the Company were reserved for issuance under the plan.

3.
Options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company's stock options transactions in 2014:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	66,667	$0.97	1.6	$-
Granted	-	-	-	-
Forfeited	-	-	-	-

Options outstanding at end of year	66,667	$0.97	1.6

Vested and expected to vest at end of year	66,667	$0.97	1.6	$-

Options exercisable at end of year	66,667	$0.97	1.6	$-

*)	All options were out of the money as of December 31, 2014 and 2013 and their intrinsic value was considered as zero.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

4.	The following table summarizes information relating to restricted shares, as well as changes to such awards during 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014

Outstanding at beginning of year	243,339	131,459	19,579
Granted	-	-	-
Vested	(111,880)	(111,880)	(19,579)

Outstanding as of December 31,	131,459	19,579	-

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees' end of service with the Company.

As of December 31, 2014, there was no unrecognized compensation cost related to share-based compensation arrangement granted under the plan.

c.	Shareholder bonus rights plan:

On September 12, 2005, the Company's Board of Directors adopted a Shareholder Bonus Rights Plan (the "Rights Plan") pursuant to which share purchase bonus rights (the "Right") were distributed on September 26, 2005, at the rate of one Right for each of the Company's Ordinary shares held by shareholders of record as of the close of business on that date.

The Rights Plan is intended to help ensure that all of the Company's shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

Each right will entitle shareholders to buy one-half of one of the Company's Ordinary shares. The Rights generally will be exercisable and transferable apart from the Company's Ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's Ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase Ordinary shares at a discount from the market price.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

The Rights will expire on December 31, 2015 and are generally redeemable by the Company's Board of Directors, at $ 0.03 per Right, at any time until the tenth business day following public disclosure that a person or group has become an "Acquiring Person".

NOTE 7:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2014 - 26.5%, 2013 - 25%, 2012 - 25%.

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Net operating loss and capital loss carry forward	$43,498	$40,520
Valuation allowance	(43,498)	(40,520)

Net deferred tax asset	-	-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carry-forward will not be realized in the foreseeable future.

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2014 in the amount of approximately $31,340 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $128,859 (denominated in NIS), which may be carried forward and offset against capital gains.

d.
The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets. Tax expenses in 2012 represent tax withheld from the Company.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2009 are considered final.

f.	As of December 31, 2012, 2013 and 2014, the Company did not have any unrecognized tax benefits or uncertain tax positions.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	RELATED PARTY TRANSACTIONS

The results of operations from transactions with related parties were as follows:

	Year ended December 31,
	2012	2013	2014
Transactions:

Consulting services *)	$41	$-	$-

Interest on convertible note (refer to Note 4)	$621	$-	$-

*)
Consulting services provided by the Company in connection with the investment in BioCancell, refer to Note 4. The consulting fees are recorded as on offset in the operating expenses in the statement of operations.

NOTE 9:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Current liabilities:

	December 31,
	2013	2014

Director fees	$10	$11
Trade payables	63	29
Accrued expenses and other	55	144

	$128	$184

b.	Financial expenses, net

	Year ended December 31,
	2012	2013	2014

Financial expenses:
Loss from change in fair value of investment in BioCancell and sale of BioCancell shares	$(799)	$-	$(245)
Other	-	-	(7)

	$(799)	-	$(252)
Financial income:
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	19	-	-
Income from change in fair value of investment in BioCancell and sale of BioCancell shares	-	574	-
Interest on convertible note	622	-	-
Other	-	5	12
	641	579	12
	$(158)	$579	$(240)

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SUBSEQUENT EVENTS

In March 2015, the Company's shareholders approved a grant of options to the Company's chief executive officer to purchase up to 2,090,667 Ordinary Shares, with quarterly vesting over a period of four years (130,667 shares per quarter), and additional options to purchase up to 200,000 Ordinary Shares, with quarterly vesting over a period of two years (25,000 shares per quarter).  The options have an exercise price equal to $1.01 per share, which was approximately two times higher than the market share price at the time of the approval of the grant by the Company's Compensations Committee. The Options have a term of ten years.